Exhibit 99.1

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

( IN US DOLLARS)

	June 30, 2024	December 31, 2023
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$47,864,037	$114,454,844
Restricted cash	-	197,096
Short-term investments	8,044,415	12,788,629
Accounts receivable, net	31,904,860	21,120,795
Advance to suppliers, net	85,801,726	38,602,304
Receivables from supply chain solutions	34,005,851	59,167,029
Inventories	25,321,304	30,953,583
Prepaid expenses and other current assets	14,575,029	16,018,778
TOTAL CURRENT ASSETS	247,517,222	293,303,058

NON-CURRENT ASSETS:
Property and equipment, net	721,621	881,276
Intangible assets, net	430,354	882,828
Right-of-use assets, net	2,182,671	2,384,590
Equity investments	319,275	368,528
Goodwill	17,253,427	17,659,983
Deferred tax assets, net	408,935	418,571
TOTAL NON-CURRENT ASSETS	21,316,283	22,595,776
TOTAL ASSETS	$268,833,505	$315,898,834

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$15,371,048	$45,463,753
Short-term bank loans	2,752,092	1,971,859
Accrued expenses and other current liabilities	2,948,837	7,245,358
Operating lease liabilities - current	976,889	861,087
Payables to supply chain solutions	4,295,683	12,947,708
Advances from customer	27,828,709	38,153,915
Taxes payable	4,126,779	4,145,920
Liabilities of financial guarantee	21,821	22,335
Due to related parties - current	268,329	274,652
TOTAL CURRENT LIABILITIES	58,590,187	111,086,587

Operating lease liabilities – non-current	1,386,557	1,643,076
Deferred tax liabilities	29,516	114,650
TOTAL NON-CURRENT LIABILITIES	1,416,073	1,757,726
TOTAL LIABILITIES	60,006,260	112,844,313

SHAREHOLDERS’ EQUITY:*
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,017,596 and 4,017,596 shares issued, and 3,952,198 and 3,952,198 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	40,176	40,176
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of June 30, 2024 and December 31, 2023	-	-
Treasury shares	(228,240)	(261,592)
Additional paid-in capital	130,535,082	130,535,082
Retained earnings	78,009,782	68,395,637
Statutory reserves	12,253,635	11,564,250
Accumulated other comprehensive loss	(16,060,474)	(11,474,682)
COMMON SHAREHOLDERS’ EQUITY	204,549,961	198,798,871
Non-controlling interests	4,277,284	4,255,650
TOTAL SHAREHOLDERS’ EQUITY	208,827,245	203,054,521
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$268,833,505	$315,898,834

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

UNAUDITED ( IN US DOLLARS)

	For the Six Months Ended June 30,
	2024	2023
REVENUES:
Revenues generated from sales:
Supply chain trading business	$142,079,851	$66,249,853
Revenues generated from services:
Small and Medium Enterprise financing solutions	48,527,509	57,956,690
Supply Chain financing solutions	1,929,533	2,737,265
Total revenue generated from services	50,457,042	60,693,955
TOTAL REVENUES	192,536,893	126,943,808

COST OF REVENUE:
Cost of revenue - sales	(140,743,9533)	(67,342,086)
Cost of revenue - services	(34,253,460)	(39,529,203)
Business and sales related taxes	(287,225)	(231,103)
GROSS PROFIT	17,252,255	19,841,416

OPERATING EXPENSES:
Selling expenses	(811,360)	(2,637,517)
General and administrative expenses	(4,718,918)	(5,489,580)
Research and development expenses	(446,877)	(351,200)
Expected credit income	262,584	235,377
Total operating expenses	(5,714,571)	(8,242,920)
INCOME FROM OPERATIONS	11,537,684	11,598,496

OTHER INCOME (EXPENSE):
Interest and investment income	801,987	1,498,856
Other income, net	425,839	880,144
Total other income, net	1,227,826	2,379,000

INCOME BEFORE PROVISION FOR INCOME TAXES	12,765,510	13,977,496

INCOME TAXE EXPENSES	(2,440,569)	(2,610,535)

NET INCOME	10,324,941	11,366,961
Net income attributable to non-controlling interests	(21,411)	(47,574)
NET INCOME - Nisun International’s shareholders	$10,303,530	$11,319,387

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(4,585,569)	(8,175,831)
COMPREHENSIVE INCOME	5,717,961	3,143,556
Comprehensive loss attributable to non-controlling interests	(223)	(1,487)
COMPREHENSIVE INCOME	$5,717,738	$3,142,069
BASIC AND DILUTED EARNINGS PER COMMON SHARE:
NET EARNINGS PER COMMON SHARE	$2.61	$2.87
Weighted average number of shares outstanding-basic and diluted*	3,952,198	3,943,288

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED (IN US DOLLARS)

	For the Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,324,941	$11,366,961
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	847,585	1,294,166
Expected credit income	(262,584)	(234,120)
Property and equipment written off	1,807	4,178
Income from investments	(287,022)	(7,296)
Deferred tax benefit	(83,112)	(51,609)
Repurchase Treasury shares	33,352	-
Changes in operating assets and liabilities:
Accounts receivable	(11,262,419)	(11,089,756)
Advance to suppliers	(48,309,925)	28,012,573
Prepaid expenses and other current assets	(976,429)	(3,140,645)
Receivables from supply chain solutions	24,053,943	3,411,356
Inventories	4,956,474	(18,988,807)
Accounts payable	(29,263,247)	(1,839,578)
Advance from customers	(9,517,489)	41,474,328
Taxes payable	75,614	754,075
Other payables	(1,514,377)	4,016,393
Payable to supply chain solutions	(8,416,415)	2,165,239
Operating lease liabilities	(83,690)	(490,946)
Accrued expenses and other current liabilities	334,742	567,503
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(69,348,251)	57,224,015

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(11,673)	(226,403)
Purchase of intangible asset	(4,316)	(43,534)
Proceeds from sale of short-term investments	24,704,041	53,004,461
Proceeds from sale of long-term investment	-	2,792,763
Proceeds from investment in debt securities	-	14,204,625
Purchase of short-term investments	(19,892,871)	(60,463,319)
Repayments from loans to third parties	2,079,501	471,604
Payments made for loans to third parties	-	(16,756,578)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	6,874,682	(7,016,381)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,386,334	139,638
Repayment of short-term bank loans	(624,198)	(11,912)
Proceeds from third party loans	-	1,954,934
Repayment to related party	-	(8,000,000)
Repayment of third party loans	(2,911,302)	(2,252,363)
Capital contribution from non-controlling interest	-	37,116
Repurchase Treasury shares	-	(17,514)
NET CASH USED IN FINANCING ACTIVITIES	(2,149,166)	(8,150,101)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(2,165,168)	(2,738,394)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(66,787,903)	39,319,139

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	114,651,940	67,318,573
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$47,864,037	$106,637,712

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$3,516,019	$1,560,580
Cash paid for interest	$69,664	$11,912

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Lease liabilities arising from obtaining right-of-use assets	$266,413	$-

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$47,864,037	$105,994,692
Restricted cash	-	643,020
Total cash and cash equivalents and restricted cash	$47,864,037	$106,637,712

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